Exhibit 99.1

YM BIOSCIENCES COMPLETES MERGER WITH CYTOPIA

MISSISSAUGA, Canada - February 1, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX:YM), announced that the merger of Cytopia Limited, the Australian biopharmaceutical company, into YM under a Scheme of Arrangement, has been concluded.

“With the completion of this transaction, our pipeline has been expanded to incorporate Cytopia’s two lead clinical candidates, CYT387 and CYT997 and its impressive pre-clinical library," said David Allan, Chairman & CEO of YM BioSciences Inc. “Both these clinical molecules, as nimotuzumab, are compounds in families of demonstrable interest to the global pharmaceutical industry for which benchmarks of value have been clearly established. CYT387’s initial indication, for example, is myelofibrosis, a disease that affects approximately 20,000 patients in North America. Market estimates for this indication alone exceed $750 million.”

CYT387 is an oral JAK1/2 inhibitor, originating from the seminal discovery of JAK1 and JAK2 by Dr. Andrew Wilks, the founder of Cytopia. A Phase I/II myelofibrosis study commenced in November 2009 at Mayo Clinic, Rochester, MN, and data on the safety and tolerability of CYT387 are anticipated in the second half of this year for this debilitating hematological condition. Dr. Ayalew Tefferi is Chair of the study.

CYT997, a vascular disrupting agent (VDA), has dual mechanisms of vascular disruption and cytotoxicity and has the potential to be broadly active against a range of tumor types. The drug can be administered both orally and intravenously, which differentiates it from most other VDAs in development. The agent’s oral bioavailability allows for metronomic administration, which could result in sustained insult to tumour vasculature, potentially leading to improved anticancer activity in addition to greater patient convenience. CYT997 is currently in a Phase II single arm study in glioblastoma multiforme (GBM), a deadly form of brain cancer.

“The merger with YM gives us access to an extensive network of international licensees as well as YM’s experience in the North American market. This expertise will be especially important as the development of our compounds expands in the United States and Canada,” said Andrew Macdonald, CEO of Cytopia Limited. “The utility of JAK1/2 inhibitors may be broadly applicable and is not limited to myelofibrosis. Additional potential indications include other myeloproliferative neoplasms (MPNs); graft-vs-host disease; solid tumors and inflammatory conditions.”

Under the terms of the merger transaction, YM has issued 7,276,688 YM shares to former Cytopia shareholders as consideration for all of the issued and outstanding Cytopia shares.

YM is also pleased to announce that Mr. Robert G.C. Watson, former Chairman of Cytopia, has been appointed to YM’s Board of Directors. Mr. Watson has over twenty years of experience as an executive and director of technology businesses, has been the CEO of several corporations; has founded and developed several successful businesses in the Information Technology Industry and is recognized for his experience in M&A and capital raising.

Summary information on CYT387 and CYT997 is provided below:

CYT387:
•	Potent, oral JAK1/2 inhibitor
•	Excellent selectivity against a panel of over 150 structurally diverse protein kinases
•	Excellent preclinical safety profile
•	Direct preclinical comparison with other JAK2 inhibitors indicates that very few of the other compounds in development match the potency and selectivity of CYT387.

CYT997:
•	Small molecule, orally-active vascular disrupting agent (VDA) currently in a Phase II trial in glioblastoma multiforme (GBM), a deadly form of brain cancer
•	VDAs have broad potential in any established tumour mass
•	Oral administration differentiates CYT997 from most other VDAs, which may only be administered intravenously
•	Potential advantages of such scheduling include improved efficacy due to sustained antivascular activity through repeat antivascular insult and prevention of tumor revascularization.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development. Together with the products from the Australian company, Cytopia Limited, which recently merged into YM, the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT 387, a JAK 1/2 small molecule inhibitor, CYT 997, a potent, vascular disrupting agent and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products being developed by Cytopia, the JAK 1/2 inhibitor CYT387 and the novel VDA molecule CYT997 were discovered internally at Cytopia based on research led by Dr. Andrew Wilks who discovered the JAK 1/2 enzymes. Both products are currently in clinical development. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com